                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



      [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  1997


                                      OR

      [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE  ACT  OF  1934




                        Commission File Number 1-12619




                            RALCORP HOLDINGS, INC.
                            SAVINGS INVESTMENT PLAN




                            RALCORP HOLDINGS, INC.
                                  SUITE 2900
                               800 MARKET STREET
                          ST. LOUIS, MISSOURI  63101

                            RALCORP HOLDINGS, INC.
                            SAVINGS INVESTMENT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                (in thousands)


                                                                              December 31, 1997
                                                                            ---------------------
                                                                            Participant Directed
                                                                            ---------------------

                                                                                        U.S.     Growth
                                                       Ralcorp     Fixed    Equity   Government   and
                                                        Stock     Income    Index      Money     Income   Balanced
                                                        Fund       Fund     Fund      Market      Fund      Fund
                                                    ------------  -------  -------  -----------  -------  ---------
Assets
   Investments:
     Shares in registered investment
       companies                                    $          -  $ 4,938  $17,981  $     8,026  $15,171  $  12,162
     Common stock
        Ralcorp Stock                                     28,029
        General Mills Stock
     Insurance company contracts                                      312
     Notes receivable from participants
      Total investments                                   28,029    5,250   17,981        8,026   15,171     12,162
                                                    ------------  -------  -------  -----------  -------  ---------
   Contributions receivable
   Interest and dividends receivable

          Total Assets                                    28,029    5,250   17,981        8,026   15,171     12,162
                                                    ------------  -------  -------  -----------  -------  ---------

Liabilities
    Fees payable                                               4
                                                    ------------
           Total Liabilities                                   4        -        -            -        -          -
                                                    ------------  -------  -------  -----------  -------  ---------

   Net Assets Available for Benefits                $     28,025  $ 5,250  $17,981  $     8,026  $15,171  $  12,162
                                                    ============  =======  =======  ===========  =======  =========

   See accompanying notes to financial statements.




                                                                  Inter-                      Parti-
                                                    Aggressive   national    Bond   General   cipant
                                                      Growth      Growth    Index    Mills     Loan
                                                       Fund        Fund      Fund     Fund     Fund     Total
                                                    -----------  ---------  ------  --------  -------  --------
Assets
   Investments:
     Shares in registered investment
       companies                                    $     4,669  $   4,496  $  554                     $ 67,997
     Common stock
        Ralcorp Stock                                                                                    28,029
        General Mills Stock                                                         $  6,547              6,547
     Insurance company contracts                                                                            312
     Notes receivable from participants                                                       $ 5,371     5,371
                                                                                              -------  --------
      Total investments                                   4,669      4,496     554     6,547    5,371   108,256
                                                    -----------  ---------  ------  --------  -------  --------
   Contributions receivable                                                                                   -
   Interest and dividends receivable                                                                          -
                                                                                                       --------
          Total Assets                                    4,669      4,496     554     6,547    5,371   108,256
                                                    -----------  ---------  ------  --------  -------  --------

Liabilities
    Fees payable                                                                                              4
                                                                                                       --------
           Total Liabilities                                  -          -       -         -        -         4
                                                    -----------  ---------  ------  --------  -------  --------

   Net Assets Available for Benefits                $     4,669  $   4,496  $  554  $  6,547  $ 5,371  $108,252
                                                    ===========  =========  ======  ========  =======  ========

   See accompanying notes to financial statements.


                                                    RALCORP HOLDINGS, INC.
                                                    SAVINGS INVESTMENT PLAN
                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                        (in thousands)

                                                     December 31, 1996
                                                   ---------------------
                                                   Participant Directed
                                                   ---------------------
                                                                            U.S.      Growth
                                           Ralcorp     Fixed    Equity   Government    and               Aggressive
                                            Stock      Income   Index      Money     Income   Balanced     Growth
                                            Fund       Fund     Fund      Market      Fund      Fund        Fund
                                         -----------  -------  -------  -----------  -------  ---------  -----------
Assets
   Investments:
     Shares in registered investment
       companies                         $       473  $ 6,118  $12,613  $     7,167  $ 9,730  $   9,553  $     4,386
     Common stock
        Ralcorp Stock                         37,942
     Insurance company contracts                          729
     Notes receivable from participants

      Total investments                       38,415    6,847   12,613        7,167    9,730      9,553        4,386
                                         -----------  -------  -------  -----------  -------  ---------  -----------
   Contributions receivable                                          1            1        1          2            1
   Interest and dividends receivable               1
                                         -----------
          Total Assets                        38,416    6,847   12,614        7,168    9,731      9,555        4,387
                                         -----------  -------  -------  -----------  -------  ---------  -----------

Liabilities
    Fees payable                                   5
                                         -----------
           Total Liabilities                       5        -        -            -        -          -            -
                                         -----------  -------  -------  -----------  -------  ---------  -----------

   Net Assets Available for Benefits     $    38,411  $ 6,847  $12,614  $     7,168  $ 9,731  $   9,555  $     4,387
                                         ===========  =======  =======  ===========  =======  =========  ===========




                                          Inter-    Parti-
                                         national   cipant
                                          Growth     Loan
                                           Fund      Fund     Total
                                         ---------  -------  --------
Assets
   Investments:
     Shares in registered investment
       companies                         $   5,180           $ 55,220
     Common stock
        Ralcorp Stock                                          37,942
     Insurance company contracts                                  729
     Notes receivable from participants             $ 6,454     6,454
                                                    -------  --------
      Total investments                      5,180    6,454   100,345
                                         ---------  -------  --------
   Contributions receivable                      1                  7
   Interest and dividends receivable                                1
                                                             --------
          Total Assets                       5,181    6,454   100,353
                                         ---------  -------  --------

Liabilities
    Fees payable                                                    5
                                                             --------
           Total Liabilities                     -        -         5
                                         ---------  -------  --------

   Net Assets Available for Benefits     $   5,181  $ 6,454  $100,348
                                         =========  =======  ========

   See  accompanying  notes  to  financial  statements.


                                                  RALCORP HOLDINGS, INC.
                                                 SAVINGS INVESTMENT PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                      (in thousands)


                                                          Year Ended December 31, 1997
                                                         ------------------------------
                                                              Participant Directed
                                                         ------------------------------

                                                                                             U.S.       Growth
                                                     Ralcorp          Fixed     Equity    Government     and
                                                     Stock            Income    Index       Money       Income
                                                      Fund            Fund      Fund       Market       Fund
                                               --------------------  --------  --------  ------------  --------
Additions To Net Assets:
   Contributions:
     Participants                              $             1,723   $   135   $   523   $       744   $   621
     Employer                                                2,015
                                               --------------------
                                                             3,738       135       523           744       621
                                               --------------------  --------  --------  ------------  --------
   Investment income:
     Dividends and interest                                     99       331       372           376     1,351
     Net appreciation (depreciation) in fair
        value of investments                                 8,694        (5)    3,928                   1,990
     Other additions                                             9         9        17           (16)       15
                                               --------------------  --------  --------  ------------  --------
                                                             8,802       335     4,317           360     3,356
                                               --------------------  --------  --------  ------------  --------
        Total Additions                                     12,540       470     4,840         1,104     3,977
                                               --------------------  --------  --------  ------------  --------

Deductions From Net Assets:
   Distribution to participants                             (2,715)   (1,122)   (1,785)       (1,930)   (1,419)
   Administrative expenses                                     (24)       (1)       (4)           (4)       (4)
                                               --------------------  --------  --------  ------------  --------
                                                            (2,739)   (1,123)   (1,789)       (1,934)   (1,423)
                                               --------------------  --------  --------  ------------  --------

Net Increase (Decrease) Prior to Transfers                   9,801      (653)    3,051          (830)    2,554
Transfer to Ralston Resorts Savings
 Investment Plan                                              (844)     (477)   (1,247)         (432)   (1,452)
Interfund transfers                                        (19,343)     (467)    3,563         2,120     4,338
                                               --------------------  --------  --------  ------------  --------

   Net increase (decrease)                                 (10,386)   (1,597)    5,367           858     5,440
                                               --------------------  --------  --------  ------------  --------

   Net assets, beginning of period                          38,411     6,847    12,614         7,168     9,731
                                               --------------------  --------  --------  ------------  --------

   Net assets, end of period                   $            28,025   $ 5,250   $17,981   $     8,026   $15,171
                                               ====================  ========  ========  ============  ========




                                                                           Inter-                         Parti-
                                                            Aggressive    national    Bond     General    cipant
                                                Balanced      Growth       Growth     Index     Mills      Loan
                                                  Fund         Fund         Fund      Fund      Fund       Fund      Total
                                               ----------  ------------  ----------  -------  ---------  --------  ---------
Additions To Net Assets:
   Contributions:
     Participants                              $     464   $       295   $     250   $   45                        $  4,800
     Employer                                                                                                         2,015
                                                                                                                   ---------
                                                     464           295         250       45          -         -      6,815
                                               ----------  ------------  ----------  -------  ---------  --------  ---------
   Investment income:
     Dividends and interest                        1,014           458         202       16   $    311   $   431      4,961
     Net appreciation (depreciation) in fair
        value of investments                       1,111            38         (35)      14      2,298               18,033
     Other additions                                  12            22          16                                       84
                                               ----------  ------------  ----------                                ---------
                                                   2,137           518         183       30      2,609       431     23,078
                                               ----------  ------------  ----------  -------  ---------  --------  ---------
        Total Additions                            2,601           813         433       75      2,609       431     29,893
                                               ----------  ------------  ----------  -------  ---------  --------  ---------

Deductions From Net Assets:
   Distribution to participants                   (1,401)         (536)       (697)      (3)    (1,569)   (1,295)   (14,472)
   Administrative expenses                            (3)           (1)         (1)                 (6)                 (48)
                                               ----------  ------------  ----------           ---------            ---------
                                                  (1,404)         (537)       (698)      (3)    (1,575)   (1,295)   (14,520)
                                               ----------  ------------  ----------  -------  ---------  --------  ---------

Net Increase (Decrease) Prior to Transfers         1,197           276        (265)      72      1,034      (864)    15,373
Transfer to Ralston Resorts Savings
 Investment Plan                                    (837)         (501)       (776)               (903)              (7,469)
Interfund transfers                                2,247           507         356      482      6,416      (219)         -
                                               ----------  ------------  ----------  -------  ---------  --------  ---------

   Net increase (decrease)                         2,607           282        (685)     554      6,547    (1,083)     7,904
                                               ----------  ------------  ----------  -------  ---------  --------  ---------

   Net assets, beginning of period                 9,555         4,387       5,181        -          -     6,454    100,348
                                               ----------  ------------  ----------  -------  ---------  --------  ---------

   Net assets, end of period                   $  12,162   $     4,669   $   4,496   $  554   $  6,547   $ 5,371   $108,252
                                               ==========  ============  ==========  =======  =========  ========  =========

   See  accompanying  notes  to  financial  statements.


                                                  RALCORP HOLDINGS, INC.
                                                 SAVINGS INVESTMENT PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                      (in thousands)


                                                              Year Ended December 31, 1996
                                               ------------------------------------------------------------
                                                                  Participant Directed
                                               ------------------------------------------------------------
                                                                                        U.S.       Growth
                                                   Ralcorp       Fixed     Equity    Government     and
                                                    Stock        Income    Index       Money       Income
                                                    Fund          Fund      Fund       Market       Fund
                                               ---------------  --------  --------  ------------  --------
Additions To Net Assets:
   Contributions:
     Participants                              $        5,582   $   142   $   290   $       127   $   340
     Employer                                           4,866
                                               ---------------
                                                       10,448       142       290           127       340
                                               ---------------  --------  --------  ------------  --------
   Investment income:
     Dividends and interest                                         438       279           357       695
     Net appreciation (depreciation) in fair
        value of investments                           (5,803)      (23)    2,136                   1,267
                                               ---------------  --------  --------                --------
                                                       (5,803)      415     2,415           357     1,962
                                               ---------------  --------  --------  ------------  --------
        Total Additions                                 4,645       557     2,705           484     2,302
                                               ---------------  --------  --------  ------------  --------

Deductions From Net Assets:
   Distribution to Participants                        (4,890)   (1,382)   (1,628)       (1,605)   (1,132)
   Administrative expenses                                (27)       (2)       (4)           (4)       (3)
                                               ---------------  --------  --------  ------------  --------
                                                       (4,917)   (1,384)   (1,632)       (1,609)   (1,135)
                                               ---------------  --------  --------  ------------  --------

Net Increase (Decrease) Prior to Transfers               (272)     (827)    1,073        (1,125)    1,167
Transfer to American Redemption Systems
  Savings Investment Plan                                (229)     (120)     (263)         (162)      (99)
Interfund transfers                                    (4,173)       26     1,263         1,293       705
                                               ---------------  --------  --------  ------------  --------

   Net increase (decrease)                             (4,674)     (921)    2,073             6     1,773
                                               ---------------  --------  --------  ------------  --------

   Net assets, beginning of period                     43,085     7,768    10,541         7,162     7,958
                                               ---------------  --------  --------  ------------  --------

   Net assets, end of period                   $       38,411   $ 6,847   $12,614   $     7,168   $ 9,731
                                               ===============  ========  ========  ============  ========






                                                                           Inter-     Parti-
                                                            Aggressive    national    cipant
                                                Balanced      Growth       Growth      Loan
                                                  Fund         Fund         Fund       Fund      Total
                                               ----------  ------------  ----------  --------  ---------
Additions To Net Assets:
   Contributions:
     Participants                              $     318   $       269   $     265             $  7,333
     Employer                                                                                     4,866
                                                                                               ---------
                                                     318           269         265         -     12,199
                                               ----------  ------------  ----------  --------  ---------
   Investment income:
     Dividends and interest                          762           244         223   $   535      3,533
     Net appreciation (depreciation) in fair
        value of investments                         649           274         462               (1,038)
                                               ----------  ------------  ----------            ---------
                                                   1,411           518         685       535      2,495
                                               ----------  ------------  ----------  --------  ---------
        Total Additions                            1,729           787         950       535     14,694
                                               ----------  ------------  ----------  --------  ---------

Deductions From Net Assets:
   Distribution to Participants                   (1,275)         (560)       (660)   (1,285)   (14,417)
   Administrative expenses                            (4)           (2)         (2)                 (48)
                                               ----------  ------------  ----------            ---------
                                                  (1,279)         (562)       (662)   (1,285)   (14,465)
                                               ----------  ------------  ----------  --------  ---------

Net Increase (Decrease) Prior to Transfers           450           225         288      (750)       229
Transfer to American Redemption Systems
  Savings Investment Plan                            (66)          (39)        (87)     (136)    (1,201)
Interfund transfers                                  129           507         254        (4)         -
                                               ----------  ------------  ----------  --------  ---------

   Net increase (decrease)                           513           693         455      (890)      (972)
                                               ----------  ------------  ----------  --------  ---------

   Net assets, beginning of period                 9,042         3,694       4,726     7,344    101,320
                                               ----------  ------------  ----------  --------  ---------

   Net assets, end of period                   $   9,555   $     4,387   $   5,181   $ 6,454   $100,348
                                               ==========  ============  ==========  ========  =========

   See  accompanying  notes  to  financial  statements.


                                              SCHEDULE I
                                        RALCORP HOLDINGS, INC.
                                        SAVINGS INVESTMENT PLAN
                      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                                                           December 31, 1997
Identity of issue,                                                       ----------------------
borrower, lessor or                                                                      Fair
similar party                      Description of Investment               Cost         Value
-----------------------  ----------------------------------------------  --------      --------
                                                                            ($in thousands)
* Ralcorp                Common Stock                                    $ 20,293      $ 28,029
                                                                         --------      --------

* Vanguard               Wellington Fund                                    9,916        12,162
* Vanguard               Explorer Fund                                      4,309         4,669
* Vanguard               Money Market Reserve Fund - Federal Portfolio      8,026         8,026
* Vanguard               Bond Index Fund                                      544           554
* Vanguard               Index Trust - 500 Portfolio                       11,740        17,981
* Vanguard               Windsor II Fund                                   12,049        15,171
* Vanguard               International Growth Portfolio                     4,213         4,496
* Vanguard               Retirement Savings Trust                           4,714         4,724
* Vanguard               Short Term Corporate Bond Fund                       214           214
  General Mills          Common Stock                                       5,573         6,547
                                                                         --------      --------
                         Total Investment in Shares in Registered
                         Investment Company                                61,298        74,544
                                                                         --------      --------

American International   Insurance Contracts                                  312           312
Life Assurance
                         Total Insurance Company Contracts                    312           312
                                                                         --------      --------

* Participant Loan Fund  Participant loans interest rate 6.5% - 11.5%       5,371         5,371
                                                                         --------      --------

                                                                         $ 87,274      $108,256
                                                                         ========      ========

     * Party in interest


                                                        SCHEDULE II

                                      ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS*

                                                   RALCORP HOLDINGS, INC.
                                                  SAVINGS INVESTMENT PLAN
                                                 01/01/97 THROUGH 12/31/97



                                                                                          CURRENT VALUE OF
IDENTITY OF PARTY INVOLVED/                 PURCHASE        SELLING                           ASSET ON
DESCRIPTION OF ASSET                         PRICE           PRICE        COST OF ASSET   TRANSACTION DATE   GAIN OR (LOSS)


RALCORP COMMON STOCK FUND                $10,752,031.02                                  $   10,752,031.02
                                                         $12,979,706.20  $11,824,509.16      12,979,706.20  $  1,155,197.04
FIXED INCOME FUND                          2,244,137.67                                       2,244,137.67
                                                           3,845,278.35    3,830,651.02       3,845,278.35        14,627.33
VANGUARD WELLINGTON FUND                   4,750,280.23                                       4,750,280.23
                                                           3,263,411.99    2,668,802.47       3,263,411.99       594,609.52
VANGUARD EXPLORER FUND                     2,659,685.10                                       2,659,685.10
                                                           2,435,967.90    2,299,647.70       2,435,967.90       136,320.20
VMMR FEDERAL PORTFOLIO                     7,820,685.07                                       7,820,685.07
                                                           6,945,837.96    6,945,837.96       6,945,837.96                -
VANGUARD INDEX 500 PORTFOLIO               7,157,782.22                                       7,157,782.22
                                                           5,735,385.29    4,217,227.59       5,735,385.29     1,518,157.70
VANGUARD WINDSOR II                        7,815,000.23                                       7,815,000.23
                                                           4,378,656.91    3,547,618.96       4,378,656.91       831,037.95
VANGUARD INTERNATIONAL GROWTH PORTFOLIO    2,137,692.02                                       2,137,692.02
                                                           2,803,706.72    2,467,397.83       2,803,706.72       336,308.89
GENERAL MILLS STOCK FUND                     318,652.20                                         318,652.20
                                                          12,927,603.98   11,600,315.30      12,927,603.98     1,327,288.68
                                                         --------------  --------------  -----------------  ---------------

* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and
  Disclosure of ERISA.

                         RALCORP HOLDINGS, INC.
                        SAVINGS INVESTMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS


NOTE  1:    PRESENTATION  OF  FINANCIAL  STATEMENTS

The Statement of Net Assets Available for Benefits with Fund Information reflects actual balances as of December 31, 1997 and 1996, and the Statement of Changes in Net Assets Available for Benefits with Fund Information reflects the activity occurring during the years ended December 31, 1997 and 1996.

NOTE  2:    DESCRIPTION  OF  PLAN

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Plan Purpose. The Plan is a Defined Contribution Plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries, to enable them to share in the Company's performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA's reporting and disclosure and fiduciary responsibility requirements, as well as meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA's minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC).

Eligibility. All regular sales, administrative and clerical employees and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll subject to FICA in the United States are eligible to participate to the extent permitted by the Plan or applicable law. In addition, the Plan requires completion of one year of credited service with the Company prior to participation in the Plan. At December 31, 1997 and 1996, there were a total of 2,052 and 2,576 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company's Board of Directors (the Board), the Company's Benefits Administration Committee
(BAC) has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company's Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the Trustee and any investment managers retained in connection with the investment of Plan assets.

Plan Contributions. Participants may make maximum contributions to the Plan equal to the lesser of $30,000 or 15% of their compensation for that year. Subject to such limitations, participants may make basic contributions of 2%
to 12% of their compensation, in 1% increments, on a pre-tax basis. For employees first hired by Ralston Purina Company (Ralston) before June 30, 1993 and who were employed by the Company on April 1, 1994, the Company will make a 100% matching contribution on the first 6% of such participant's basic contributions; both the participant's basic contribution, up to 6% of their compensation, and the Company match are invested solely in the Ralcorp Stock Fund. Participant basic contributions in excess of 6% of their compensation may be invested in any of the other Plan investment funds. For employees not meeting the hiring date criteria, the Company match each year will be 20% of that year's current maximum Company match for each year of service, reaching 100% after five years. Effective on April 1, 1997, for each dollar contributed by participants, up to 6% of pre-tax earnings, the Company will contribute $.50. Also effective on this date, participant contributions may be invested

                         RALCORP HOLDINGS, INC.
                        SAVINGS INVESTMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS


in any of the available investment funds, while the Company match will be invested solely in the Ralcorp Stock Fund. Company match will be graduated based on years of service as follows: one year of service equates to a 15% Company match, two years of service equates to a 30% Company match and three or more years of service entitles the employee to the maximum Company match of 50%. Participant basic contributions in excess of 6% of their compensation may be invested in any of the other Plan investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made. Company matching contributions and earnings thereon will vest at a rate of 25% for each year of credited Company service (including service prior to April 1, 1994 with Ralston Purina Company) by the participant.

Participants may also, subject to the $30,000 and 15% limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested.

Employees of several of the Company's production facilities are subject to different matching contribution levels and are not eligible to make supplemental contributions.

Investment of Funds. All contributions will be deposited by the Company in a Trust Fund held by Vanguard Fiduciary Trust Company (Trustee) or any successor selected by the EBTC. The value of the Trust Funds will change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The Trustee will maintain as many separate Investment Funds within its Trust Funds, with such different investment objectives, as the EBTC deems advisable. As of December 31, 1997, the following funds have been established for participants: the Ralcorp Stock Fund, the Fixed Income Fund, the Equity Index Fund, the U.S. Government Money Market Fund, the Growth and Income Fund, the Balanced Fund, the Aggressive Growth Fund, the International Growth Fund, the General Mills Fund and the Bond Index Fund.

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the Trust Fund credited to each participant which is vested will be distributed to him, his beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives on the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the Trust Funds. Such loans will be permitted for any purpose provided certain Plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited will be used to reduce Company matching contributions required under the Plan. Forfeitures net of amounts restored during the years ended December 31, 1997 and 1996 were approximately $26,269 and $41,800, respectively, and are included in employer contributions on the statements of changes in net assets available for benefits with fund information for the years ended December 31, 1997 and 1996.

                         RALCORP HOLDINGS, INC.
                        SAVINGS INVESTMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS


Plan  Amendments  and  Termination.    The  Board,  and  in  certain  limited
circumstances the EBTC and the Chief Executive Officer of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest in such participant. Under the Plan, a participant may elect from several alternative rules on the timing and nature of distribution.

NOTE  3:    SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The  significant accounting policies followed by the Plan are described below:

Basis  of  Accounting.   The accompanying financial statements of the Plan are
prepared  using  the  accrual  basis  of  accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets, during the reporting period. Actual results could differ from these estimates.

Investments. Plan investments in common stock and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the Plan year. Realized gains and losses are determined using the average cost method. Interest income is recognized as earned and dividend income is recognized on the date of record. Plan investments in various insurance company contracts are carried at contract value, which approximates fair value. Participant loans are valued at cost which approximates fair value. Net appreciation in fair value of investments is comprised of the change in market value compared to the cost of investments retained in the Plan, and realized gains and losses on security transactions which represents the difference between proceeds and costs.

Payment  of  Benefits.    Benefits  are  recorded  when  paid.

NOTE  4:    INVESTMENTS

Except  for  its  investment  contract  with  an insurance company, the Plan's investments are held in a trust fund. The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.


                                                                    December 31,
                                                                 1997       1996
                                                              ----------  --------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY                        ($in thousands)
   QUOTED MARKET PRICE
              Common stocks:
                Ralcorp Holdings, Inc.                        $   28,029  $ 38,415
                General Mills, Inc.                                6,547         -
             Mutual funds:
                 Vanguard Index Trust - 500 Portfolio             17,981    12,613
                 Vanguard Money Market Reserves -
                    Federal Portfolio                              8,026     7,167
                 Vanguard Wellington Fund                         12,162     9,553
                 Vanguard Windsor II                              15,171     9,730
                 Other                                            14,657    15,684
                                                              ----------  --------
                                                                 102,573    93,162
                                                              ----------  --------
INVESTMENTS AT ESTIMATED FAIR VALUE
             Participant Loans                                     5,371     6,454
                                                              ----------  --------
INVESTMENTS AT CONTRACT VALUE
             Investment contract with American International
                 Life Asssurance                                     312       729
                                                              ----------  --------
             Total Investments                                $  108,256  $100,345
                                                              ==========  ========

                         RALCORP HOLDINGS, INC.
                        SAVINGS INVESTMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS


During 1997 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $18,032,494 as follows:


                           NET CHANGE IN FAIR VALUE

                                                       Year Ended
                                                    December 31, 1997
                                                   -------------------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED      ($in thousands)
   MARKET PRICE
     Common stock                                  $            10,992
     Mutual funds                                                7,041
                                                   -------------------
     Net change in fair value                      $            18,033
                                                   ===================

NOTE  5:    RELATED  PARTY  TRANSACTIONS

Certain Plan investments are shares of Ralcorp common stock. Ralcorp is the Plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 1997 these shares had a total cost of $20,292,662 and market value of $28,028,544. During the year, the Plan purchased $10,752,031 and sold $12,979,706 of such assets.

Certain  Plan  investments  are  shares  of  mutual funds managed by Vanguard.
Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 1997 these shares had a total cost of $55,725,180 and market value of $67,996,768. During the year, the Plan purchased $32,341,125 and sold $25,562,967 of such assets. Fees paid by the Plan for the investment management services amounted to $48,000 for the year ended December 31, 1997.

NOTE  6:    INCOME  TAX  STATUS

The Plan has received a determination letter from the Internal Revenue Service that the Plan does in fact constitute a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

NOTE  7:    PLAN  TRANSFERS

On January 31, 1997 the Company sold its Branded Cereal and Snack Business (Branded Business) to General Mills, Inc. (General Mills). This transaction resulted in a distribution of General Mills stock to Ralcorp shareholders of record on January 31, 1997. The Plan received its distribution of General Mills stock, which is reported in the financial statements as an interfund transfer, and created the General Mills Stock Fund to hold the stock. Participants were allocated their respective shares of General Mills stock based on their Ralcorp Stock Fund balance. No contributions or transfers to the fund are permitted by the Plan.

                         RALCORP HOLDINGS, INC.
                        SAVINGS INVESTMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS


The assets of former Ralcorp employees which were hired by General Mills, as a result of the sale of the Branded Business, are maintained by the Plan. These participants are permitted to transfer assets among Plan funds, but are not permitted to make contributions or receive new loans.

The account balances of certain Plan participants who were employed by the Company's all-season resort subsidiary, Ralston Resorts, were transferred to the Ralston Resorts Savings Investment Plan (Resorts SIP). Prior to this transfer, sponsorship of the Resorts SIP had been transferred to Vail Resorts, Inc., which had acquired Ralston Resorts on January 3, 1997. The amount of such transfers is reflected on the Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1997.

On February 29, 1996, the Company completed the sale of its American Redemption Systems, Inc. (ARS) subsidiary to NuWorld Marketing Limited. As a result, account balances (including non-vested portions) related to ARS employees were transferred from the Plan to an ARS Savings Investment Plan. The amount of such transfers is reflected on the Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1996.

NOTE  8:    SUBSEQUENT  EVENT

On January 30, 1998 assets in the General Mills Stock Fund were liquidated. The proceeds resulting from the sale of these assets were transferred to the U.S. Government Money Market fund.

                       REPORT OF INDEPENDENT ACCOUNTANTS


June  24,  1998

To  the  Participants  and  the
Plan  Administrator  of  the
Ralcorp  Holdings,  Inc.
Savings  Investment  Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the plan years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
St. Louis, Missouri

                                   SIGNATURE



The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                         RALCORP  HOLDINGS,  INC.
                         EMPLOYEE  BENEFIT  TRUSTEES  COMMITTEE



                         By   /s/  D. J. SESCLEIFER
                              ----------------------
                              D.  J.  Sescleifer,  Chairman
                              Ralcorp  Holdings,  Inc.
                              Employee  Benefit  Trustees  Committee



June  26,  1998